

Mail Stop 3720

June 10, 2008

Patrick E. Bertagna
Chief Executive Officer
GTX Corp
117 W. 9th Street, Suite 1214
Los Angeles, CA 90015

> **Re:** **GTX Corp**
> **Form S-1**
> **Filed May 12, 2008**
> **File No. 333-150861**

Dear Mr. Bertagna:

We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. We note that you are registering the sale of 11,976,304 shares of common stock. Given the size relative to the number of shares outstanding held by non-affiliates, the nature of the offering and the selling security holders, the transaction may be a primary offering. Because you are not eligible to conduct a primary offering on Form S-3, you are not eligible to conduct a primary at-the-market offering under Rule 415(a)(4). If the offering is a primary offering, you must include a fixed price at which the selling shareholders will sell their shares for the duration of the offering and identify the selling shareholders as underwriters in the filing.

If you disagree with our analysis, please advise us of your basis for determining that the transaction is appropriately characterized as a transaction that is eligible to be made under Rule 415(a)(1)(i). In your analysis, please address the following among any other relevant factors:

- The number of selling shareholders and the percentage of the overall offering made by each shareholder;

- The date on which and the manner in which each selling shareholder received the shares and/or the overlying securities;

- The relationship of each selling shareholder with you, including an analysis of whether the selling shareholder is your affiliate;

- Any relationships among the selling shareholders;

- The dollar value of the shares registered in relation to the proceeds that you received from the selling shareholders for the securities, excluding amounts of proceeds that were returned (or will be returned) to the selling shareholders and/or their affiliates in fees or other payments;

- The discount at which the shareholders will purchase the common stock underlying the warrants (or any related security, such as an option) upon exercise; and

- Whether or not any of the selling shareholders is in the business of buying and selling securities.

Prospectus Summary, page 1

2. We note your statement on page one that the Financing was completed pursuant to Securities Purchase Agreements. We have reviewed Exhibit 10.8 to your filing, which is a "Form of Securities Purchase Agreement." The documents included with Exhibit 10.8 appear to be the form agreements that were used for the Additional Financing and the issuance of Additional Warrants. Please clarify this disclosure and your exhibit index to indicate, if true, that the documents attached as Exhibit 10.8 were used for the Additional Financing and Additional Warrants and that the form of Subscription Agreement included as Exhibit 10.5 to your Form 8-K filed March 20, 2008 is the form that was used for the Financing and issuance of Warrants.

3. Disclose that the number of shares being registered represent ___% of your shares currently outstanding and __% of your shares held by non-affiliates.

4. Disclose the total dollar value of the securities underlying the warrants that you have registered for resale (using the number of underlying securities that you have registered for resale and a recent market price per share for those securities).

Patrick E. Bertagna
GTX Corp.
June 10, 2008
Page 3

Selling Shareholders, page 12

5. We note your disclosure on page 13 that CAT Brokerage AG, EH & P Investments AG, and Storey Charbonnet are or were broker-dealers or were affiliated with broker-dealers. Please separately identify which person or entity is a broker-dealer and which person or entity is an affiliate of a broker-dealer. For each person or entity that is a broker-dealer, revise to disclose that it is an underwriter of the shares it is offering. For each affiliate of a broker-dealer, revise to confirm, if true, that each of those selling shareholders (1) purchased in the ordinary course of business and, (2) at the time of the purchase of the securities to be resold, the selling shareholder had no agreements or understandings, directly or indirectly, with any person to distribute the securities.

6. Please disclose the natural person(s) who hold voting and/or investment control over the shares held by Julipi Investment S.A. Also disclose the number of shares being offered by Julipi Investment that are issuable upon exercise of warrants.

7. The total numbers of shares being offered that are currently outstanding as well as those that are issuable upon exercise of Warrants and Additional Warrants as set forth in the footnotes to the table do not correspond to the numbers set forth in the registration fee table. Please revise to reconcile the discrepancies.

8. Disclose the expiration dates of the Warrants. In this regard, it is not clear from your disclosure on pages one and 16 who holds Warrants that are exercisable for 18 months and who holds Warrants that are exercisable for 12 months.

9. Where not apparent or already disclosed, please disclose how each selling stockholder obtained the securities offered shares. For example, disclose how David Wuest, Richardson & Patel, RP Capital, and Mark Abdou obtained their securities.

10. Please provide us, with a view toward disclosure in the prospectus, with tabular disclosure of the dollar amount of each payment (including the value of any payments to be made in common stock) in connection with the financing transactions that you have made or may be required to make to any selling shareholder, any affiliate of a selling shareholder, or any person with whom any selling shareholder has a contractual relationship regarding the transaction (including interest payments, liquidated damages, payments made to "finders" or "placement agents," and any other payments or potential payments). Please provide footnote disclosure of the terms of each such payment.

11. Please disclose the total possible profit the selling shareholders could realize as a result of any exercise discount for the securities underlying the warrants, presented in a table with the following information disclosed in separate columns or rows:

    *   the market price per share of the securities underlying the warrants on the dates of the sales of the warrants;

- the exercise price per share of the underlying securities on the date of the sale of the warrants, calculated by using the price per share established in the warrants;

- the total possible shares underlying the warrants;

- the combined market price of the total number of shares underlying the warrants, calculated by using the market price per share on the date of the sale of the warrants and the total possible shares underlying the warrants;

- the total possible shares the selling shareholders may receive and the exercise price of the total number of shares underlying the warrants calculated by using the exercise price on the date of the sale of the warrants and the total possible number of shares the selling shareholders may receive; and

- the total possible discount to the market price as of the date of the sale of the warrants, calculated by subtracting the total exercise price on the date of the sale of the warrants from the combined market price of the total number of shares underlying the warrants on that date.

12. Please provide us, with a view toward disclosure in the prospectus, with tabular disclosure of:

- the gross proceeds paid or payable to the company in the financing transactions;

- all payments that have been made or that may be required to be made by the company that are disclosed in response to comment 10;

- the resulting net proceeds to the company; and

- the total possible profit to be realized as a result of any exercise discounts regarding the securities underlying the warrants that is disclosed in response to comment 11.

Further, please provide us, with a view toward disclosure in the prospectus, with disclosure – as a percentage – of the total amount of all possible payments as disclosed in response to comment 10 and the total possible discount to the market price of the shares underlying the warrants as disclosed in response to comment 11 divided by the net proceeds to the company from the sale of the warrants.

13. Disclose whether – based on information obtained from the selling shareholders – any of the warrant holders that are selling shareholders have an existing short position in your common stock and, if any of the selling shareholders have an existing short position in your stock, the following additional information:

- the date on which each such selling shareholder entered into that short position; and

- the relationship of the date on which each such selling shareholder entered into that short position to the date of the announcement of the warrant transactions and the filing of the registration statement (e.g., before or after the announcement of the warrants, before the filing or after the filing of the registration statement, etc.).

14. Please provide a materially complete description of relationships and arrangements that have existed in the past three years or are to be performed in the future between the issuer (or any of its predecessors) and the selling shareholders, any affiliates of the selling shareholders, or any person with whom any of the selling shareholders has a contractual relationship regarding the transaction (or any predecessors of those persons). If it is your view that such a description already is presented in the prospectus and that all agreements between and/or among those parties are included as exhibits to the registration statement, please provide us with confirmation of your review in this regard.

Management's Discussion and Analysis, page 26

15. Please revise to disclose the going concern issues discussed in your auditor's opinion and in your financial statements.

16. Please revise to include a discussion of your critical accounting policies. See Section V of Interpretive Release no. 34-48960 (December 2003).

Financial Statements, page 38

17. Update the financial statements and financial information in the filing to include the interim period ended March 31, 2008. Please refer to the guidance in Rule 3-12 of Regulation S-X.

*   *   *   *   *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

· should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

· the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

· the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may Jessica Plowgian, Attorney-Advisor at (202) 551-3367 or me at (202) 551-3810 if you have questions regarding these comments.

Sincerely,

/s Kathleen Krebs, for
Larry Spirgel
Assistant Director

cc: Mark Abdou, Esq.
    Via facsimile: (310) 208-1154